July 29, 2011

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:          Your Letters Dated June 30, 2011 (the “Follow-Up Comment Letter”), May 31, 2011, April 13, 2011, March 1, 2011 and January 25, 2011, regarding Bally Technologies, Inc.’s Form 10-K for the Fiscal Year Ended June 30, 2010 and Form 10-Q’s for the Quarterly Periods Ended December 31, 2010 and March 31, 2011

Dear Mr. Krikorian:

In follow up to and as a result of our telephone conversation earlier this week, Bally Technologies, Inc. formally requests a further extension of the deadline to respond to the Comment Letter from July 29, 2011 to August 12, 2011.

Very truly yours,

/s/Neil Davidson
Neil Davidson
Senior Vice President, Chief Financial Officer and Treasurer